UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 3, 2014

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-180300) and the Registration Statement on Form S-8 (file no. 333-101259).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Tel. +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Proposals for the Annual General Meeting on May 9, 2014

The Board of Directors of Credit Suisse Group AG today published the agenda for the Annual General Meeting on May 9, 2014.

▪	Proposal for a cash distribution to shareholders for the 2013 financial year of CHF 0.70

▪
Proposal to increase the conditional capital for the purpose of delivering shares in the context of employee stock option programs from CHF 441,983.92 (equivalent to 11,049,598 registered shares) by CHF 1,200,000 (equivalent to 30,000,000 shares) to a maximum of CHF 1,641,983.92 (equivalent to 41,049,598 registered shares)

▪	Consultative vote on the 2013 Compensation Report

▪	Proposal on the amendments to the Articles of Association to implement the new Ordinance against Excessive Compensation with respect to Listed Stock Corporations

▪	Walter B. Kielholz and Peter Brabeck-Letmathe will be stepping down from the Board of Directors at the General Meeting on May 9, 2014, after 15 years and 17 years of service, respectively

▪	All other members of the Board of Directors will be standing for re-election

▪	The Board proposes Severin Schwan and Sebastian Thrun for election to the Board of Directors as new members

▪	Election of the members of the Compensation Committee

The proposal for the cash distribution to shareholders for the 2013 financial year was previously announced on February 6, 2014.

The 2013 Annual Report is available online.

Zurich, April 3, 2014 The Board of Directors of Credit Suisse Group AG today announced its proposals for the Annual General Meeting on May 9, 2014, including the proposal to appoint Severin Schwan and Sebastian Thrun to the Board of Directors.

With regard to the appointments of Severin Schwan and Sebastian Thrun, Urs Rohner, Chairman of the Board of Directors, said the following: "Severin Schwan has been the CEO of Roche since 2008. He is an outstanding leader with a wealth of global experience, and with deep roots in Switzerland. Sebastian Thrun  is an excellent scientist, teacher and entrepreneur. He is the founder and CEO of Udacity, an online university, as well as a Google Fellow, and the founder and head of the Google X research unit. He has been a research professor in the field of artificial intelligence and robotics at Stanford University since 2003."

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April 3, 2014 2/4

Urs Rohner added: "We are pursuing ambitious growth targets across our markets globally. Technology is fundamentally changing our clients' needs and the market environment, affording us great opportunities in private banking and investment banking worldwide, and in our home market of Switzerland. With Severin Schwan and Sebastian Thrun, two leaders have been nominated to join the Board of Directors, and their extensive experience will help us drive Credit Suisse’s strategy, which is focused on clients and innovation. I look forward to working with them to shape the future of Credit Suisse."

Urs Rohner commented as follows on Walter Kielholz and Peter Brabeck stepping down from the Board of Directors: "As prominent leaders on a strong Board of Directors, Walter Kielholz and Peter Brabeck have greatly influenced the development of Credit Suisse for the last decade and a half. Thanks to their strategic foresight, global networks, and consummate knowledge of the financial industry and the corporate world, they have made a vital contribution to the evolution of Credit Suisse as an integrated bank and to its strategic development since the financial crisis. In an era in which the global economy and the requirements for banks have changed dramatically, Walter Kielholz and Peter Brabeck assumed responsibility for Credit Suisse. The bank has a great deal to thank them for. I personally have always considered it a great privilege to work with Walter Kielholz and Peter Brabeck, and I would like to wish them all the best in their new endeavors."

Distribution against Reserves from Capital Contributions
As previously announced, the Board of Directors proposes a distribution against reserves from capital contributions of CHF 0.70 per registered share in cash for the 2013 financial year.

Increase in Conditional Capital for Employee Shares
The Board of Directors proposes that the existing conditional capital for the purpose of delivering shares in the context of employee stock option programs be increased from CHF 441,983.92 (equivalent to 11,049,598 registered shares) by CHF 1,200,000 (equivalent to 30,000,000 shares) to a maximum of CHF 1,641,983.92 (equivalent to 41,049,598 registered shares).

Consultative Vote on the 2013 Compensation Report
Consistent with the practice in prior years, the 2013 Compensation Report, which is part of Credit Suisse Group AG’s Annual Report, will be presented to the Annual General Meeting for a consultative vote.

Amendments to the Articles of Association
To implement the new Ordinance against Excessive Compensation with respect to Listed Stock Corporations issued by the Swiss Federal Council, the Board of Directors proposes amendments to the Articles of Association. These are outlined in the Report of the Board of Directors on the Amendments to the Articles of Association published in addition to the Invitation to the Annual General Meeting of Shareholders.

Elections to the Board of Directors
Walter B. Kielholz and Peter Brabeck-Letmathe will be stepping down from the Board of Directors at this year's Annual General Meeting. Walter Kielholz has been a member of the Board of Directors since 1999, serving as Chairman from 2003 to 2009. Peter Brabeck has been a member of the Board of Directors since 1997, and served as Vice-Chairman between 2000 and 2005, as well as from 2008 onward.

At the Annual General Meeting on May 9, 2014, the Board of Directors of Credit Suisse Group AG proposes the election of Severin Schwan and Sebastian Thrun to the Board of Directors for a term of

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April 3, 2014 3/4

office of one year. Chairman Urs Rohner and all other members of the Board of Directors are standing for re-election for a term of office of one year. The proposal of the Board of Directors regarding the individual election of each member of the Board of Directors and its Chairman for a term of office of one year is in line with the requirements of the above-mentioned ordinance.

Elections to the Compensation Committee
In a further move to implement the above-mentioned ordinance, the Annual General Meeting will also elect the members of the Compensation Committee. The Board of Directors proposes the election of Jean Lanier, Andreas Koopmann, Iris Bohnet and Kai Nargolwala to the Compensation Committee.

Invitation to the Annual General Meeting and Publication of Agenda
The invitation and agenda for the Annual General Meeting, the Report of the Board of Directors on the Amendments to the Articles of Association, and a letter to shareholders from the Chairman of the Board of Directors are available on the Credit Suisse website at: www.credit-suisse.com/agm

2013 Annual Reports
The 2013 Annual Report and the 2013 Corporate Responsibility Report, which also includes the 2013 Company Profile, are available on the Credit Suisse website. Printed copies may be ordered free of charge from: www.credit-suisse.com/annualreporting

Information
Media Relations Credit Suisse AG, tel. +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, tel. +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as "Credit Suisse"). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high net worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The Group employs approximately 46,000 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2014 and beyond;

–	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;

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–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Zsolt Zsigray
Zsolt Zsigray
Date: April 3, 2014		Vice President